Via Facsimile and U.S. Mail
Mail Stop 4720

November 9, 2009

Peter M. Strumph
Chief Executive Officer
Nile Therapeutics, Inc.
115 Sansome Street
Suite #310
San Francisco, CA 94104

Re: Nile Therapeutics, Inc.
Form 10-K and 10-K/A for the Year Ended December 31, 2008
Filed March 12, 2009 and April 23, 2009
File No. 001-34058

Dear Mr. Strumph:

        We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc via facsimile: Sean Nagle, Esq
                      Fredrikson & Byron, P.A.
                      Fax (612) 492-7077